April 10, 2019

Virland Johnson
Chief Financial Officer
Live Ventures Incorporated
325 E Warm Springs Road
Suite 102
Las Vegas, NV 89119

       Re: Live Ventures Incorporated
           Form 10-K for the fiscal year ended September 30, 2018
           Filed December 27, 2018
           Form 10-Q for the fiscal quarter ended December 31, 2018 Filed February 13, 2019
           File No. 001-33937

Dear Mr. Johnson:

       We have reviewed your March 19, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 5, 2019 letter.

Form 10-K for the fiscal year ended September 30, 2018

Item 9A. Controls and Procedures, page 41

1. We note your response to comment 2. Please amend your filing to disclose the conclusion reached by management that internal control over financial reporting was not effective as
      September 30, 2018.
Note 4: Acquisitions
Acquisition of ApplianceSmart, page F-15
 Virland Johnson
Live Ventures Incorporated
April 10, 2019
Page 2
2. We note your response to comment 5. Please tell us if the post-closing assumption of certain liabilities including material long-term lease liabilities to which you refer in the last paragraph were assumed as part of the December 31, 2017 transaction discussed in comment 4. If so, please tell us why you considered them material for purposes of your bargain purchase gain analysis. If not, please tell us the circumstances under which they were assumed and why the assumption was not concurrent with the acquisition of
         ApplianceSmart.
3. Given the financial deterioration of ApplianceSmart prior to purchase, please tell us in more detail how you determined the trade names acquired were worth over $2 million.
Form 10-Q for the fiscal quarter ended December 31, 2018

Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 9

4. We note your response to comment 3. Please tell us how you have complied with the disclosure requirements of ASC 606-10-50. We may have further comment. Shipping and Handling, page 10

5. Please tell us what consideration you gave to ASC 606-10-25-18A through 18B when determining your accounting policy for shipping and handling costs. You may contact Kristi Marrone at (202) 551-3429 or Kevin Woody at (202)
551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                                Sincerely,
FirstName LastNameVirland Johnson
                                                                Division of
Corporation Finance
Comapany NameLive Ventures Incorporated
                                                                Office of Real
Estate and
April 10, 2019 Page 2                                           Commodities
FirstName LastName